Exhibit 8.1

List of subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life
China Life Insurance Asset Management Company Limited	The People’s Republic of China	60%

China Life Asset Management (Hong Kong) Corporation Limited	Hong Kong	60% (indirectly through affiliate)

China Life Pension Company Limited(1)	The People’s Republic of China	67% (directly and indirectly through affiliate)

Property and Casualty Joint Stock Company(2)	The People’s Republic of China	40%

(1)	to be established under a promoters agreement among China Life, CLIC and China Life Insurance Asset Management Company Limited
(2)	to be established under a share subscription agreement between China Life and CLIC